 Exhibit 12.5

CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005
Net income from continuing operations	$8,885	$3,222
Less- Change in accounting principle	-	(2,497)
Add- Taxes (benefit) based on income (loss)	(3,098)	(3,164)
Net income before income taxes and change in accounting principle	5,787	2,555

Add- fixed charges:
Interest on long term debt	25,050	50,562
Estimated interest cost within rental expense	138	390
Amortization of net debt premium, discount, and expenses	267	693
Subsidiary preferred stock dividends	983	1,988
Adjust preferred stock dividends to pre-tax basis	309	1,293
Total fixed charges	26,747	54,926
Less: Adjustment of preferred stock dividends to pre-tax basis	309	1,293

Earnings available for fixed charges	32,225	56,188

Ratio of earnings to fixed charges	1.20	1.02